SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of May 2010

List of Exhibits:

1.	News Release entitled, “CASE CUSTOMERS GET $1,000 BONUS CASH ALLOWANCE TOWARD RAM TRUCKS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 13, 2010

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@casece.com	jcooper@cooperhong.com

CASE CUSTOMERS GET $1,000 BONUS CASH ALLOWANCE

TOWARD RAM TRUCKS

Case partners with Ram Trucks

RACINE, Wis. (May 12, 2010) – Case Construction Equipment has announced a new partnership with Ram Trucks, providing special discounts to U.S. Case customers.

Case customers who purchase Case construction equipment between July 1, 2009 and June 30, 2010, will receive a $1,000 bonus cash allowance toward the retail purchase or lease of a new 2009 or 2010 model year Ram 1500, 2500 or 3500 Heavy Duty pickup or Ram 3500, 4500 or 5500 Chassis Cab truck. The $1,000 cash allowance is in addition to all other offers available at the time of purchase. The Ram Truck purchase or lease must occur by June 30, 2010.

“This is an exciting partnership with Ram Trucks, and it’s just another benefit of doing business with Case,” said Rob Marringa, marketing manager. “This special offer is ideal for Case customers who are looking to buy heavy duty haul trucks and pickups for work or personal use. Ram Trucks are just as tough as the Case equipment customers are running on their job sites.”

For more information on the $1,000 bonus cash allowance on Ram Trucks, please visit www.Ramtrucks.com or www.Casece.com.

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Page Two / Case Announces Partnership with Ram Trucks

Case Construction Equipment produces 15 lines of equipment and more than 90 models to meet the toughest construction challenges. In North America, Case equipment is sold and serviced by more than 375 dealer locations. To locate a Case dealer or learn more about Case equipment, go to www.casece.com or call 1-866-54CASE6.

With a work-hard, play-hard attitude, the Ram Truck brand offers the boldest, most powerful and capable pickup truck lineup on the planet. To learn more about Ram Trucks and their product offerings, please visit www.Ramtrucks.com. Chrysler Group LLC, formed in 2009 from a global strategic alliance with Fiat Group, produces Chrysler, Jeep, Dodge, Ram Truck, Mopar® and Global Electric Motorcars (GEM) brand vehicles and products. With the resources, technology and worldwide distribution network required to compete on a global scale, the alliance builds on Chrysler’s culture of innovation — first established by Walter P. Chrysler in 1925 — and Fiat’s complementary technology — from a company whose heritage dates back to 1899.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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